March 07, 2018




Bradley Berman, Esq.
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020


Re:     Alaia Market Linked Trust
        Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 7-1, m+ Protection
        90 Fund
        File Nos. 333-222878 and 811-23095

Dear Mr. Berman:

        On February 6, 2018, you filed a registration statement on Form S-6 for Alaia Market
Linked Trust (the "Alaia trust"), consisting of a unit investment trust, Alaia Defined Outcome
Solution, Alaia Market Linked Trust, Series 7-1, m+ Protection 90 Fund (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Cover

1. The name of the trust includes "m+ Protection 90 Fund." Since the trust seeks to match the return of the Reference Asset (up to the Capped Return), and "m+" may indicate to investors that the trust will provide a return in excess of the Reference Asset, please delete "m+" from the trust's name, and make corresponding changes throughout the prospectus. Additionally, since the term "protection" may cause investors to believe that the trust offers greater protection or safety than is actually the case, please delete "protection" from the name of the trust. See IM
Guidance Update No. 2013-12 (avail. Nov. 2013). Finally, since "90" may suggest to investors that the trust will hold 90 securities, please delete "90" from the name of the trust.
 Bradley Berman, Esq.
March 07, 2018
Page 2


2. The second bullet point on the cover page states that investors are subject to a Capped
Return of "[ __ ]%." Since the third bullet point discloses that the Maximum Loss to investors is
10%, please provide us with the amount of the Capped Return as soon as possible. We may have further comments after reviewing your response. Additionally, please use bold font for that portion of the second bullet point on the cover page that states "[d]esigned for investors who intend to purchase units at inception and hold them until the Series Mandatory Dissolution
Date."

3. Please revise the third bullet point to clarify that the Maximum Loss per unit is 10% of the Inception Value. Please also disclose in this bullet point that investors who purchase units at prices above the Inception Value may have a Maximum Loss that is greater than 10%, i.e., the
Maximum Loss is equal to 10% plus the difference between their purchase price per unit and the
Inception Value per unit.

4. Please provide an additional bullet point disclosing that investors who buy units at a price between the Inception Value and the Maximum Amount per Unit will have a return that is less than the Capped Return. Please also disclose in this bullet point that investors who purchase units at a price above the Maximum Amount per Unit will have no potential for gain and will only have the potential to lose money.

5. Please revise the second paragraph following the six bullet points on the cover page to provide a clear discussion of the ramifications of not purchasing units of the trust at inception, and holding them until the Series Mandatory Dissolution Date. Also, please revise the first sentence in this paragraph in bold font.

Investment Objective (Page 3)

6. The third sentence in the first paragraph of this section states that the "maximum loss per unit will be as much as [10]% from its original value." (Emphasis added.) Please revise this disclosure to state that the maximum loss per unit, as disclosed in the Summary of Defined
Terms on page 6 of the prospectus, is [10]% of the Inception Value.

Hypothetical Performance Return Examples (Page 4)

7. Please provide an additional graph in this section showing examples of returns to investors who purchase units at, near, or above the Capped Return. Please also provide a separate graph showing examples of returns to investors who purchase units at, near, or below the Maximum Loss per Unit. Please ensure that the graphs, or accompanying examples or tables, clearly depict how the trust's 90% protection is applied to investors who purchase units at both premiums and discounts to the Inception Value.
 Bradley Berman, Esq.
March 07, 2018
Page 3


Principal Risks (Page 12)

8. The first sentence of the first bullet point in this section states that that the trust's investment objective is designed to achieve its investment objective "over the life of the trust."
Please revise this sentence to provide that the trust's investment objective is designed to be achieved only if you buy units at the Inception Value and hold them until the Series Mandatory
Dissolution Date.

9. Please add a principal risk in this section disclosing that investors may receive little or no return if they purchase units at or near the Capped Return. Please also add a principal risk disclosing that you may lose more than 10% of your investment if you purchase units above the
Inception Value.

Who Should Invest (Page 15)

10. Under the section that discloses the type of investors that should consider investing in the trust, please add a bullet point providing that you are an investor willing to forgo gains greater than the Capped Return. In addition, under the section that discloses the type of investors that should not consider investing in the trust, please add bullet points for: you are an investor buying units at a price that is at, near, or in excess of the Capped Return; and, you are an investor not willing to forgo gains greater than the Capped Return.

Fees and Expenses Table (Page 17)

11. Please provide us with a completed fee table and Example in EDGAR correspondence at least 48 hours prior to submitting a request for acceleration.

Hypothetical Option Expirations Examples (Page 21)

12. Please provide a heading in bold font above the table in this section stating that you may only receive the hypothetical return below if you purchase units at the Inception Value and hold them until the Series Mandatory Dissolution Date.

How to Sell Your Units -- Distributions In Kind (Page 28)

13. This section states that unitholders tendering units for redemption may request an in kind distribution of trust assets. Please explain to us why the trust wants to allow unitholders to request in kind redemptions. Please also explain to us why the trust believes that it is appropriate to make in kind distributions of potentially illiquid options to unitholders. Finally, please revise the disclosure in this section to clarify that any in kind redemptions will be pro rata distributions of all of the assets held in the trust, rather than a "pro rata distribution of all of the options that make up the portfolio," as currently provided.
 Bradley Berman, Esq.
March 07, 2018
Page 4


GENERAL COMMENTS

14. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

16. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.
                                         *******

       In closing, we remind you that the Alaia trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.


Sincerely,

                                                                         /s/
Edward P. Bartz


Edward P. Bartz

Senior Counsel